Exhibit 99.1

Medigus: Smart Repair Pro to Launch Sales in Germany, Amazon’s Second Global Ranked Market

OMER, Israel, March 2, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that its 50.1% owned subsidiary, Smart Repair Pro, Inc., a data-driven e-commerce company operating on the Amazon Marketplace, gained all required regulatory approvals in Germany which enables it to launch sales of its brands at Amazon.de.

“As we continue to expand our global reach and our product portfolio, Germany, which is second largest marketplace in Amazon, constitutes one of the most attractive markets for our business. We believe that launching our brands in this country will contribute to our future revenue stream,” said Victor Hachmon, CEO of Smart Repair Pro.

Smart Repair Pro, Inc., or Pro, and Purex, Corp., or Purex, are both California corporations in the e-Commerce field, which operate online stores for the sale of various consumer products on the Amazon online marketplace, utilizing the Fulfilment by Amazon business model. In order to identify existing stores, niches and products that have a potential for development and growth as well as maximize sales of their existing proprietary products, Pro and Purex utilize artificial intelligence and machine learning technologies to analyze sales data and patterns on the Amazon marketplace. Pro and Purex operate two online stores through which three distinct product brands are marketed and sold to consumers in the United States.

Pro and Purex’s strategy is to achieve organic growth and profitability by expanding to new geographies, increasing sales of its existing products through marketing and advertising efforts, development of new products and brands, supply chain optimization and inventory management. Pro has completed processes with Amazon, which will allow for it to open its stores for sale to consumers in the U.S., Australia, the United Kingdom, Germany and additional countries in Europe.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of theMedigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, the Medigus uses forward looking statements when describing Smart Repair Pro, Inc.’s intention to launch sales in Germany and the potential contribution to the company's revenue stream. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the opening of online stores in Germany nor of any revenues generated by Smart Repair Pro, Inc. from the Germany market. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact Information

Oz Adler

Chief Financial Officer

+972-8-6466-880

ir@medigus.com